FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

31 August 2023

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Conduct Authority Disclosure Guidance and Transparency Rule 5.6.1.

On 30 August 2023, the issued share capital of HSBC Holdings plc was 19,982,678,209 ordinary shares of US$0.50. This figure includes 325,273,407 ordinary shares of US$0.50 which are held in Treasury. Voting rights on treasury shares are not exercisable.

Therefore, the total number of voting rights in HSBC Holdings plc is 19,657,404,802. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HSBC Holdings plc under the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rules. Any such notification should be sent to investorrelations@hsbc.com and shareholderquestions@hsbc.com.

Lee Davis
Corporate Governance & Secretariat
+ 44 (0) 207 991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 31 August 2023